Exhibit 99.1

Tuniu Announces Unaudited Fourth Quarter and Fiscal Year 2023 Financial Results

NANJING, China, March 13, 2024 -- Tuniu Corporation (NASDAQ: TOUR) (“Tuniu” or the “Company”), a leading online leisure travel company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Highlights for the Fourth Quarter of 2023

•	Net revenues in the fourth quarter of 2023 increased by 265.8% year-over-year to RMB99.9 million (US$14.1 million1).

•	Revenues from package tours in the fourth quarter of 2023 increased by 1377.1% year-over-year to RMB73.4 million (US$10.3 million).

•	Gross profit in the fourth quarter of 2023 increased by 511.7% year-over-year to RMB74.6 million (US$10.5 million).

Highlights for the Fiscal Year 2023

•	Net revenues in 2023 increased by 140.3% year-over-year to RMB441.3 million (US$62.2 million).

•	Revenues from package tours in 2023 increased by 374.1% year-over-year to RMB333.4 million (US$47.0 million).

•	Gross profit in 2023 increased by 227.9% year-over-year to RMB293.7 million (US$41.4 million).

“In 2023, the travel market’s robust recovery helped Tuniu achieve a strong performance for the year," said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. “In the fourth quarter, our net revenues increased by 265.8% year-over-year, while revenues from packaged tours increased by 1377.1%. Tuniu has become a trusted brand in the vacation sector due to our longstanding commitment to delivering high-quality products and services. Reflecting the progress of our business, we are pleased to announce that the Company achieved its first full-year non-GAAP2 profitability since the COVID-19 pandemic. This demonstrates the effectiveness of the strict cost control measures that we have implemented. In 2024, we will continue to seize upon opportunities presented by the market recovery, leverage Tuniu’s core advantages, enhance performance, and continuously demonstrate our growth potential and profitability to the market.”

1 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB 7.0999 on December 29, 2023 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

2 The section below entitled “About Non-GAAP Financial Measures” provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release reconciles Non-GAAP financial information with the Company’s financial results under GAAP.

Fourth Quarter 2023 Results

Net revenues were RMB99.9 million (US$14.1 million) in the fourth quarter of 2023, representing a year-over-year increase of 265.8% from the corresponding period in 2022. The increase was primarily due to the growth of packaged tours as the travel market recovers.

•	Revenues from packaged tours were RMB73.4 million (US$10.3 million) in the fourth quarter of 2023, representing a year-over-year increase of 1377.1% from the corresponding period in 2022. The increase was primarily due to the growth of organized tours.

•	Other revenues were RMB26.6 million (US$3.7 million) in the fourth quarter of 2023, representing a year-over-year increase of 18.8% from the corresponding period in 2022. The increase was primarily due to the growth in commission fees received from other travel-related products.

Cost of revenues was RMB25.3 million (US$3.6 million) in the fourth quarter of 2023, representing a year-over-year increase of 67.3% from the corresponding period in 2022. As a percentage of net revenues, cost of revenues was 25.3% in the fourth quarter of 2023, compared to 55.4% in the corresponding period in 2022.

Gross profit was RMB74.6 million (US$10.5 million) in the fourth quarter of 2023, representing a year-over-year increase of 511.7% from the corresponding period in 2022.

Operating expenses were RMB198.0 million (US$27.9 million) in the fourth quarter of 2023, representing a year-over-year increase of 509.3% from the corresponding period in 2022. The increase was primarily due to the impairment of goodwill of RMB114.7 million (US$16.2 million) recorded in the fourth quarter of 2023.

•	Research and product development expenses were RMB10.4 million (US$1.5 million) in the fourth quarter of 2023, representing a year-over-year decrease of 4.5%. The decrease was primarily due to the decrease in research and product development personnel related expenses. Research and product development expenses as a percentage of net revenues were 10.4% in the fourth quarter of 2023, decreasing from 40.0% as a percentage of net revenues in the corresponding period in 2022.

•	Sales and marketing expenses were RMB33.2 million (US$4.7 million) in the fourth quarter of 2023, representing a year-over-year increase of 45.4%. The increase was primarily due to the increase in promotion expenses. Sales and marketing expenses as a percentage of net revenues were 33.2% in the fourth quarter of 2023, decreasing from 83.6% as a percentage of net revenues in the corresponding period in 2022.

•	General and administrative expenses were RMB42.1 million (US$5.9 million) in the fourth quarter of 2023, representing a year-over-year increase of 27.0%. The increase was primarily due to the impairment of property and equipment, net, recorded in the fourth quarter of 2023. General and administrative expenses as a percentage of net revenues were 42.1% in the fourth quarter of 2023, decreasing from 121.2% as a percentage of net revenues in the corresponding period in 2022.

Loss from operations was RMB123.4 million (US$17.4 million) in the fourth quarter of 2023, compared to a loss from operations of RMB20.3 million in the fourth quarter of 2022. Non-GAAP income from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of property and equipment, net, was RMB15.2 million (US$2.1 million) in the fourth quarter of 2023.

Net loss was RMB132.9 million (US$18.7 million) in the fourth quarter of 2023, compared to a net loss of RMB9.3 million in the fourth quarter of 2022. Non-GAAP net income, which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of property and equipment, net, was RMB5.6 million (US$0.8 million) in the fourth quarter of 2023.

Net loss attributable to ordinary shareholders of Tuniu Corporation was RMB132.3 million (US$18.6 million) in the fourth quarter of 2023, compared to a net loss attributable to ordinary shareholders of Tuniu Corporation of RMB4.4 million in the fourth quarter of 2022. Non-GAAP net income attributable to ordinary shareholders of Tuniu Corporation, which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of property and equipment, net, was RMB6.2 million (US$0.9 million) in the fourth quarter of 2023.

As of December 31, 2023, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.2 billion (US$171.8 million).

Fiscal Year 2023 Results

Net revenues were RMB441.3 million (US$62.2 million) in 2023, representing a year-over-year increase of 140.3% from 2022. The increase was primarily due to the growth of packaged tours as the travel market recovers.

•	Revenues from packaged tours were RMB333.4 million (US$47.0 million) in 2023, representing a year-over-year increase of 374.1% from 2022. The increase was primarily due to the growth of organized tours.

•	Other revenues were RMB107.9 million (US$15.2 million) in 2023, representing a year-over-year decrease of 4.8% from 2022. The decrease was primarily due to the decrease in revenues generated from financial services.

Cost of revenues was RMB147.6 million (US$20.8 million) in 2023, representing a year-over-year increase of 56.9% from 2022. As a percentage of net revenues, cost of revenues was 33.4% in 2023 compared to 51.2% in 2022.

Gross profit was RMB293.7 million (US$41.4 million) in 2023, representing a year-over-year increase of 227.9% from 2022.

Operating expenses were RMB395.6 million (US$55.7 million) in 2023, representing a year-over-year increase of 32.0% from 2022.

•	Research and product development expenses were RMB57.0 million (US$8.0 million) in 2023, representing a year-over-year increase of 12.2%. The increase was primarily due to the increase in research and product development personnel related expenses. Research and product development expenses as a percentage of net revenues were 12.9% in 2023, decreasing from 27.7% as a percentage of net revenues in 2022.

•	Sales and marketing expenses were RMB117.7 million (US$16.6 million) in 2023, representing a year-over-year increase of 13.6%. The increase was primarily due to the increase in promotion expenses. Sales and marketing expenses as a percentage of net revenues were 26.7% in 2023, decreasing from 56.4% as a percentage of net revenues in 2022.

•	General and administrative expenses were RMB113.2 million (US$15.9 million) in 2023, representing a year-over-year increase of 3.9%. The increase was primarily due to the impairment of property and equipment, net, recorded in 2023. General and administrative expenses as a percentage of net revenues were 25.7% in 2023, decreasing from 59.3% as a percentage of net revenues in 2022.

Loss from operations was RMB101.9 million (US$14.3 million) in 2023, compared to a loss from operations of RMB210.2 million in 2022. Non-GAAP income from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of property and equipment, net, was RMB50.0 million (US$7.0 million) in 2023.

Net loss was RMB101.1 million (US$14.2 million) in 2023, compared to a net loss of RMB203.0 million in 2022. Non-GAAP net income, which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of property and equipment, net, was RMB50.8 million (US$7.2 million) in 2023.

Net loss attributable to ordinary shareholders of Tuniu Corporation was RMB99.3 million (US$14.0 million) in 2023, compared to a net loss attributable to ordinary shareholders of Tuniu Corporation of RMB193.4 million in 2022. Non-GAAP net income attributable to ordinary shareholders of Tuniu Corporation, which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of property and equipment, net, was RMB52.6 million (US$7.4 million) in 2023.

Business Outlook

For the first quarter of 2024, Tuniu expects to generate RMB101.1 million to RMB107.4 million of net revenues, which represents a 60% to 70% increase year-over-year compared with net revenues in the corresponding period in 2023. This forecast reflects Tuniu's current and preliminary view on the industry and its operations, which is subject to change.

Share Repurchase Program

In March 2024, the Company’s Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$10 million worth of its ordinary shares or American depositary shares representing ordinary shares.

The Company's proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Tuniu plans to fund the repurchases from its available cash balance.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on March 13, 2024, (8:00 pm, Beijing/Hong Kong Time, on March 13, 2024) to discuss the fourth quarter and fiscal year 2023 financial results.

To participate in the conference call, please dial the following numbers:

US	1-888-346-8982
Hong Kong	852-301-84992
Mainland China	4001-201203
International	1-412-902-4272

Conference ID: Tuniu 4Q 2023 Earnings Conference Call

A telephone replay will be available one hour after the end of the conference call through March 20, 2024. The dial-in details are as follows:

US	1-877-344-7529
International	1-412-317-0088

Replay Access Code: 6212624

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu’s goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to income/(loss) from operations, net income/(loss), net income/(loss) attributable to ordinary shareholders of Tuniu Corporation, which excludes share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries, impairment of goodwill and impairment of property and equipment, net. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Tuniu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	153,835	377,529	53,174
Restricted cash	44,052	65,764	9,263
Short-term investments	724,413	776,645	109,388
Accounts receivable, net	33,644	44,739	6,301
Amounts due from related parties	1,030	9,515	1,340
Prepayments and other current assets	242,994	236,076	33,251
Total current assets	1,199,968	1,510,268	212,717

Non-current assets
Long-term investments	230,562	209,819	29,552
Property and equipment, net	85,182	57,479	8,096
Intangible assets, net	30,672	26,091	3,675
Land use right, net	92,590	90,529	12,751
Operating lease right-of-use assets, net	33,204	12,484	1,758
Goodwill	114,661	-	-
Other non-current assets	91,091	55,960	7,882
Total non-current assets	677,962	452,362	63,714
Total assets	1,877,930	1,962,630	276,431

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	7,517	7,277	1,025
Accounts and notes payable	261,873	317,104	44,663
Amounts due to related parties	4,710	6,405	902
Salary and welfare payable	26,507	21,401	3,014
Taxes payable	4,047	4,305	606
Advances from customers	98,899	271,485	38,238
Operating lease liabilities, current	12,439	2,709	382
Accrued expenses and other current liabilities	358,312	330,343	46,529
Total current liabilities	774,304	961,029	135,359

Non-current liabilities
Operating lease liabilities, non-current	26,482	5,348	753
Deferred tax liabilities	6,839	6,027	849
Long-term borrowings	11,959	10,395	1,464
Total non-current liabilities	45,280	21,770	3,066
Total liabilities	819,584	982,799	138,425

Redeemable noncontrolling interests	27,200	27,200	3,831

Equity
Ordinary shares	249	249	35
Less: Treasury stock	(288,600)	(285,983)	(40,280)
Additional paid-in capital	9,125,655	9,138,720	1,287,162
Accumulated other comprehensive income	298,981	305,416	43,017
Accumulated deficit	(8,028,261)	(8,127,552)	(1,144,742)
Total Tuniu Corporation shareholders’ equity	1,108,024	1,030,850	145,192
Noncontrolling interests	(76,878)	(78,219)	(11,017)
Total equity	1,031,146	952,631	134,175
Total liabilities, redeemable noncontrolling interests and equity	1,877,930	1,962,630	276,431

Tuniu Corporation

Unaudited Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$
Revenues
Packaged tours	4,968	150,052	73,382	10,336
Others	22,358	28,139	26,564	3,741
Net revenues	27,326	178,191	99,946	14,077
Cost of revenues	(15,125)	(63,424)	(25,309)	(3,565)
Gross profit	12,201	114,767	74,637	10,512

Operating expenses
Research and product development	(10,922)	(18,400)	(10,426)	(1,468)
Sales and marketing	(22,858)	(39,583)	(33,230)	(4,680)
General and administrative	(33,119)	(27,089)	(42,072)	(5,926)
Impairment of goodwill	-	-	(114,661)	(16,150)
Other operating income	34,404	2,005	2,401	338
Total operating expenses	(32,495)	(83,067)	(197,988)	(27,886)
(Loss)/income from operations	(20,294)	31,700	(123,351)	(17,374)
Other income/(expenses)
Interest and investment income/(loss), net	4,960	7,397	(15,151)	(2,134)
Interest expense	(1,186)	(1,102)	(1,056)	(149)
Foreign exchange gains, net	5,252	1,983	3,172	447
Other income, net	2,378	1,687	2,499	352
(Loss)/income before income tax expense	(8,890)	41,665	(133,887)	(18,858)
Income tax (expense)/benefit	(219)	(964)	103	15
Equity in (loss)/income of affiliates	(189)	(1,630)	866	122
Net (loss)/income	(9,298)	39,071	(132,918)	(18,721)
Net loss attributable to noncontrolling interests	(4,916)	(332)	(583)	(82)
Net (loss)/income attributable to ordinary shareholders of Tuniu Corporation	(4,382)	39,403	(132,335)	(18,639)

Net (loss)/income	(9,298)	39,071	(132,918)	(18,721)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(8,053)	(1,413)	(5,848)	(824)
Comprehensive (loss)/income	(17,351)	37,658	(138,766)	(19,545)

Net (loss)/income per ordinary share attributable to ordinary shareholders - basic and diluted	(0.01)	0.11	(0.36)	(0.05)
Net (loss)/income per ADS - basic and diluted*	(0.03)	0.33	(1.08)	(0.15)

Weighted average number of ordinary shares used in computing basic (loss)/income per share	371,365,207	371,473,030	371,526,300	371,526,300
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	371,365,207	374,615,685	371,526,300	371,526,300

Share-based compensation expenses included are as follows：
Cost of revenues	19	79	66	9
Research and product development	19	79	66	9
Sales and marketing	57	43	32	5
General and administrative	803	5,356	4,912	692
Total	898	5,557	5,076	715

*Each ADS represents three of the Company's ordinary shares.

Tuniu Corporation

Unaudited Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Year Ended	Year Ended	Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
Revenues
Packaged tours	70,314	333,357	46,952
Others	113,306	107,913	15,199
Net revenues	183,620	441,270	62,151
Cost of revenues	(94,066)	(147,581)	(20,786)
Gross profit	89,554	293,689	41,365

Operating expenses
Research and product development	(50,799)	(56,974)	(8,025)
Sales and marketing	(103,617)	(117,706)	(16,579)
General and administrative	(108,935)	(113,221)	(15,947)
Impairment of goodwill	(112,102)	(114,661)	(16,150)
Other operating income	75,685	7,009	987
Total operating expenses	(299,768)	(395,553)	(55,714)
Loss from operations	(210,214)	(101,864)	(14,349)
Other income/(expenses)
Interest and investment income	27,181	5,689	801
Interest expense	(4,912)	(3,525)	(496)
Foreign exchange losses, net	(22,210)	(6,483)	(913)
Other income, net	6,136	7,107	1,001
Loss before income tax expense	(204,019)	(99,076)	(13,956)
Income tax benefit/(expense)	731	(1,441)	(203)
Equity in income/(loss) of affiliates	292	(580)	(82)
Net loss	(202,996)	(101,097)	(14,241)
Net loss attributable to noncontrolling interests	(9,614)	(1,806)	(254)
Net loss attributable to ordinary shareholders of Tuniu Corporation	(193,382)	(99,291)	(13,987)

Net loss	(202,996)	(101,097)	(14,241)
Other comprehensive income:
Foreign currency translation adjustment, net of nil tax	27,160	6,435	906
Comprehensive loss	(175,836)	(94,662)	(13,335)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.52)	(0.27)	(0.04)
Net loss per ADS - basic and diluted*	(1.56)	(0.81)	(0.12)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	371,208,209	371,453,164	371,453,164

Share-based compensation expenses included are as follows：
Cost of revenues	411	217	31
Research and product development	571	217	31
Sales and marketing	657	87	12
General and administrative	3,408	15,409	2,170
Total	5,047	15,930	2,244

*Each ADS represents three of the Company's ordinary shares.

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended December 31, 2023
		Share-based	Amortization of acquired	Gain on disposals	Impairment	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	of subsidiaries	of goodwill	of property and equipment, net	Result
(Loss)/income from operations	(123,351)	5,076	828	-	114,661	17,986	15,200

Net (loss)/income	(132,918)	5,076	828	-	114,661	17,986	5,633

Net (loss)/income attributable to ordinary shareholders	(132,335)	5,076	828	-	114,661	17,986	6,216

	Quarter Ended September 30, 2023
		Share-based	Amortization of acquired	Gain on disposals	Impairment	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	of subsidiaries	of goodwill	of property and equipment, net	Result
Income from operations	31,700	5,557	828	-	-	-	38,085

Net income	39,071	5,557	828	-	-	-	45,456

Net income attributable to ordinary shareholders	39,403	5,557	828	-	-	-	45,788

	Quarter Ended December 31, 2022
		Share-based	Amortization of acquired	Gain on disposals	Impairment	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	of subsidiaries	of goodwill	of property and equipment, net	Result
Loss from operations	(20,294)	898	1,434	(32,165)	-	-	(50,127)

Net loss	(9,298)	898	1,434	(32,165)	-	-	(39,131)

Net loss attributable to ordinary shareholders	(4,382)	898	1,434	(32,165)	-	-	(34,215)

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Year Ended December 31, 2023
		Share-based	Amortization of acquired	Gain on disposals	Impairment	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	of subsidiaries	of goodwill	of property and equipment, net	Result
(Loss)/income from operations	(101,864)	15,930	3,312	-	114,661	17,986	50,025

Net (loss)/income	(101,097)	15,930	3,312	-	114,661	17,986	50,792

Net (loss)/income attributable to ordinary shareholders	(99,291)	15,930	3,312	-	114,661	17,986	52,598

	Year Ended December 31, 2022
		Share-based	Amortization of acquired	Gain on disposals	Impairment	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	of subsidiaries	of goodwill	of property and equipment, net	Result
Loss from operations	(210,214)	5,047	7,043	(64,951)	112,102	-	(150,973)

Net loss	(202,996)	5,047	7,043	(64,951)	112,102	-	(143,755)

Net loss attributable to ordinary shareholders	(193,382)	5,047	7,043	(64,951)	112,102	-	(134,141)